

September 2, 2022

Wai Hing Lai
Chief Financial Officer
Ajia Innogroup Holdings, Ltd.
187 E. Warm Springs Road, Suite B307
Las Vegas, Nevada 89119

      Re: Ajia Innogroup Holdings, Ltd.
          Annual Report on Form 10-K
          Response Dated August 5, 2022
          File No. 333-206450

Dear Mr. Lai:

      We have reviewed your August 5, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2022 letter.

Form 10-K for the fiscal year ended June 30, 2021 filed August 5, 2022

Item 1. Business, page 4

1.   We note your response to comment 4 and your indication that you have not had any cash transfers with your subsidiary in China, however, the comment is intended to address how cash is transferred through your organization including your businesses in Hong Kong. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the parent company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash

between entities, across borders, and to U.S. investors. In this regard, we note your response that there are no foreign exchange restrictions in Hong Kong, however, until there is a sale of your China business this comment is intended to address restrictions and your ability to transfer cash among all of your current entities. Expand your statement that "[w]e can distribute earnings by not breaking Hong Kong law" to describe any restrictions and limitations on your ability to distribute earnings from your company, including subsidiaries, to the parent company and U.S. investors. Provide cross-references to the consolidated financial statements.

2.   We note your response to comment 5. Please revise to provide prominent disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash. In this regard, we note that your reference to the risk factor on page 11 addresses benefits under relevant tax treaties on dividends paid by your PRC subsidiaries.

3.   We note your response to comment 6. Revise your disclosure to state that you have no such cash management policies that dictate how funds are transferred.

4.   We note your response to comment 7, however, we are unable to locate disclosure that specifically discusses risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws.

5.   We note that your disclosure in response to comment 8 addresses permissions or approvals from Chinese authorities to list on U.S. exchanges, though your discussion seems to be limited to approvals from the CAC. Please also discuss any necessary approvals from the CSRC. Also, please revise to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese or Hong Kong authorities to operate your business. In doing so, explain how you arrived at your conclusion and the basis for your conclusion. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries:
   • (i) do not receive or maintain such permissions or approvals,
   • (ii) inadvertently conclude that such permissions or approvals are not required, or
   • (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

6.   We note your response to comment 9 and reissue in part. We note your disclosure that "[i]f our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited." Please revise to add that as a result, an exchange may determine to delist

your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Item 1A. Risk Factors, page 15

7.   We note your response to comment 11 and reissue in part. We note your disclosure about the CAC and other PRC authorities' increased focus on cybersecurity laws and regulations and the risk that you could be subject to enhanced cybersecurity review or investigation. Please revise to disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In doing so, provide the basis for your beliefs.

         You may contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Jessica M. Lockett, Esq.